Exhibit 97

San Juan Basin Royalty Trust

Executive Officer Compensation Recovery Policy

This Executive Officer Compensation Recovery Policy (this “Policy”) of San Juan Basin Royalty Trust (the “Trust”) is hereby adopted as of December 29, 2023 by PNC Bank, National Association (the “Trustee”) in compliance with Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 303A.14 of the New York Stock Exchange (the “NYSE”) Listed Company Manual (“Section 303A.14”). Certain terms shall have the meanings set forth in “Section 3. Definitions” below.

Section 1. Recovery Requirement

Subject to Section 4 of this Policy, in the event the Trust is required to prepare an Accounting Restatement, then the Trustee hereby directs the Trust, to the fullest extent permitted by governing law, to recover from each Executive Officer the amount received by an Executive Officer, if any, of Erroneously Awarded Compensation, with such recovery occurring reasonably promptly after the Restatement Date relating to such Accounting Restatement. An Executive Officer shall be deemed to have “received” Incentive-Based Compensation in the Trust’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

The Trustee may effect recovery in any manner consistent with applicable law including, but not limited to, (a) seeking reimbursement of all or part of any Erroneously Awarded Compensation previously received by an Executive Officer and to the extent that the Executive Officer does not reimburse such Erroneously Awarded Compensation, suing and enforcing recovery against the Executive Officer for repayment of the Erroneously Awarded Compensation, together with any expenses (including, without limitation, legal fees) incurred by the Trust in enforcing such recovery, (b) cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and through the forfeiture of previously vested equity awards, (c) cancelling or setting-off against planned future grants of Incentive-Based Compensation, (d) deducting all or any portion of such Erroneously Awarded Compensation from any other remuneration payable by the Trust to such Executive Officer, and (e) any other method authorized by applicable law or contract.

The Trust’s right to recovery pursuant to this Policy is not dependent on if or when the Accounting Restatement is filed with the Securities and Exchange Commission.

Section 2. Incentive-Based Compensation Subject to this Policy.

This Policy applies to all Incentive-Based Compensation received by a current or former Executive Officer on or after October 2, 2023 (the “Effective Date”):

(i) if such Incentive-Based Compensation was received on or after the date such person became an Executive Officer of the Trust;

(ii)  if such Executive Officer served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

(iii)  if such Incentive-Based Compensation was received during the three completed fiscal years immediately preceding the Restatement Date (including any transition period that results from a change in the Trust’s fiscal year that is within or immediately following those three completed fiscal years; provided that a transition period of nine to 12 months is deemed to be a completed fiscal year); and

(iv)  while the Trust has a class of securities listed on a national securities exchange or national securities association.

This Policy shall apply and govern Incentive-Based Compensation received by any Executive Officer, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including without limitation any employment contract, indemnification agreement, equity agreement, or equity plan document. Subsequent changes to an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Trust’s rights to recover Erroneously Awarded Compensation under this Policy.

Section 3. Definitions:

For purposes of this Policy, the following terms have the meanings set forth below:

•

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Trust with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).

•

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated amounts in the Accounting Restatement (computed without regard to any taxes paid). For Incentive-Based Compensation based on the price of units of beneficial interest in the Trust or total unitholder return (“TUR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement the Trust shall: (i) base the calculation of the amount on a reasonable estimate of the effect of the Accounting Restatement on the price of units of beneficial interest in the Trust or TUR upon which the Incentive-Based Compensation received was based; and (ii) retain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

•

“Executive Officer” has the meaning set forth in Section 303A.14(e) of the NYSE Listed Company Manual. For purposes of clarity, “Executive Officer” includes officers or employees of the Trustee who perform policy-making functions for the Trust.

•

“Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Trust’s financial statements, or any measure derived wholly or in part from such measure, (ii) unit price and (iii) TUR. A Financial Reporting Measure need not be presented within the Trust’s financial statements or included in a filing with the SEC.

•

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including, without limitation, unit price or TUR), including, any short-term or long-term incentive awards, cash bonuses, restricted unit awards that vest based on achievement of a Financial Reporting Measure. Equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures, do not constitute Incentive-Based Compensation.

•

“Restatement Date” means the earlier to occur of (i) the date the Trustee (or an officer or officers of the Trust or Trustee authorized to take such action if action by the board of directors of the Trust or Trustee is not required) concludes, or reasonably should have concluded, that the Trust is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Trust to prepare an Accounting Restatement.

•	“SEC” means the U.S. Securities and Exchange Commission, or any successor agency.

Section 4. Exceptions to Recovery

Notwithstanding the foregoing, the Trust is not required to recover Erroneously Awarded Compensation to the extent that, in accordance with applicable federal securities laws and Section 303A.14, a determination is made that:

(i)

the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (provided, that, before concluding that it would be impracticable to recover based on the expense of enforcement, the Trust must make a reasonable attempt to recover such Erroneously Awarded Compensation and must document such attempts and provide such documentation to the NYSE);

(ii)

recovery would violate one or more laws of the home country that were adopted prior to November 28, 2022 (provided, that, before concluding that it would be impracticable to recover based on violation of home country law, the Trust must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and provide a copy of such opinion to the NYSE); or

(iii)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Trust and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Section 5.  No Right to Indemnification or Insurance

The Trust shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation or losses arising from any claims relating to the Trust’s enforcement of this Policy. In addition, the Trust shall not pay, or reimburse any Executive Officer for, any premiums for a third-party insurance policy purchased by the Executive Officer or any other party that would fund any of the Executive Officer’s potential recovery obligations under this Policy.

Section 6. Interpretation and Amendment of this Policy

It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D and Rule 10D-1 of the Exchange Act (or any successor statute or rule) and any other applicable rules or listing standards adopted by the SEC or the NYSE. The Trustee shall have the sole authority to interpret and make any determinations regarding this Policy. The Trustee may amend, modify or terminate this Policy, in whole or in part at any time. Compliance with this Policy cannot be waived.

Section 7. Other Recoupment Rights.

The Trust intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Trust pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other remedies available to the Trust under applicable law. Without by implication limiting the foregoing, following a restatement of the Trust’s financial statements, the Trust also shall be entitled to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

Section 8. Public Disclosures

The Trust shall make all required disclosures and filings with respect to this Policy in accordance with the requirements of the federal securities laws.